COMMENTS RECEIVED ON DECEMBER 13, 2011 & DECEMBER 14, 2011

FROM EDWARD BARTZ

CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity High Income Central Fund 2
Fidelity Specialized High Income Central Fund

AMENDMENT NO. 29

CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Corporate Bond 1-10 Year Central Fund
Fidelity Mortgage Backed Securities Central Fund

AMENDMENT NO. 14

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 74

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

(Example from Fidelity High Income Central Fund 2)

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that the second and fourth paragraphs be removed.

R: We believe the information in the second and fourth paragraphs is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not removed disclosure.

2. Fidelity High Income Central Fund 2 and Fidelity Specialized High Income Central Fund

"Investment Details" (Part A of the Registration Statements)

"Principal Investment Strategies"

(Example from Fidelity High Income Central Fund 2)

"FMRC normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting FMRC's ability to resell the securities to the general public. FMRC may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks, but currently intends to limit common stocks to 10% of the fund's total assets. FMRC may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

3. Fidelity High Income Central Fund 2

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers."

C: The Staff request that we add ", including emerging markets, " after "foreign issuers".

R: Though the non-U.S. securities in which the fund invests may include foreign issuers in both developed and emerging markets, the fund currently does not have a principal investment strategy of investing in emerging markets. Accordingly, we have not modified the disclosure.

4. All funds

"Trustees and Officers" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" sections does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" sections includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

5. All funds

"Trustees and Officers" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

6. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we include the credit quality and maturity policies for the fund.

R: We believe the current disclosure is sufficient. The fund does not have a principal investment strategy to invest in securities of a particular maturity and currently discloses its principal investment strategy to invest in investment-grade mortgage-related securities.

7. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. FIMM may invest a significant portion of the fund's assets in these types of investments. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FIMM's outlook and market conditions, FIMM may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

C: The Staff questions whether the fund will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives for purposes of its 80% policy.

8. Fidelity Commodity Strategy Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff raised a number of questions about the Cayman subsidiary and requested that we make representations regarding the Subsidiary.

R: Fidelity Commodity Strategy Central Fund's wholly-owned subsidiary is similar to the wholly-owned subsidiary formed for Fidelity Global Strategies Fund, which we recently discussed with the Staff in July 2011. Similar to the wholly-owned subsidiary formed for Fidelity Global Strategies Fund, as well as the wholly-owned subsidiaries formed for each of Fidelity Commodity Strategy Fund, Fidelity Series Commodity Strategy Fund, and Select Gold Portfolio, the wholly-owned subsidiary Fidelity formed for Fidelity Commodity Strategy Central Fund allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund's gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). This structure is consistent with structures being employed by competitor funds as well as the Fidelity funds named above. Commodity Strategy Central Fund's subsidiary will be treated like the subsidiaries of these other Fidelity funds (including look-through compliance monitoring for 1940 Act purposes and financial statement consolidation). The fund is limited to investing 25% of its assets in its wholly owned subsidiary. Fidelity's no-action letter regarding consolidation of the financial statements of a fund and its wholly owned subsidiary has been provided to the Staff previously. A consent to service of process and to the examination of the subsidiary's books and records was filed as an exhibit to Fidelity Garrison Street Trust's Amendment #73 on September 29, 2011. Other compliance- and operations-related matters have previously been discussed with the Staff, including in the context of Select Gold's subsidiary during a phone call with Christian Sandoe in April 2008. Please let us know if the Staff would like to schedule another conference call with Fidelity representatives to again discuss these matters.

9. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.